Mail Stop 3561

November 9, 2007

Via U.S. Mail

Mr. Haris Tajyar
Chief Executive Officer
Harry's Trucking, Inc.
15981 Yarnell Street #225
Sylmar, CA 91342

Re: Harry's Trucking, Inc.
Amendment No. 4 to Registration Statement on Form SB-2, filed October 25, 2007
File No. 333-140637

Dear Mr. Tajyar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

1. We note your responses to prior comments 2 and 4. Please consider adding risk factors addressing the threats, which are mentioned in your revised disclosure, posed to your business if you are unable to obtain additional funds to meet your working capital needs and/or hire qualified sales associates.

Competition, page 26

2. We note your response to prior comment 6. It is unclear how the industry trends identified in the final paragraph of this section would provide you with a competitive advantage, as suggested in the final sentence of the last paragraph of this section. Please revise to more fully explain your competitive advantage or delete the final sentence of the paragraph.

Summary Compensation Table, page 38

3. Please provide tabular and narrative disclosure concerning compensation of your directors for the last completed fiscal year. If your directors do not receive compensation, please disclose that fact. Refer to Item 402(f) of Regulation S-B.

Exhibit 5

4. Please revise the first sentence of the final paragraph of your opinion to delete the terms "internal" and "corporate." Your opinion should opine, without qualification, as to the laws of the states of New York and Delaware.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the

filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director